December 8, 2008

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Travelport Limited
Form 10-K for the Fiscal year Ended December 31, 2007
Filed March 22, 2008
File No. 333-141714

Dear Ms. Blye:

This responds to your letter dated November 21, 2008 to William Severance, Senior Vice President and Chief Accounting Officer for Travelport Limited (the “Company”) requesting certain additional information with respect to our contacts with Syria in response to the Company’s letter dated October 17, 2008.  For ease of reference we have restated below the text of each of your questions or comments in bold followed by the Company’s response.

General

1.              You state in your response letter that you may have improperly exported software to Syrian entities without required export licenses and, therefore, you have filed a voluntary disclosure of your transactions related to Syria with the Office of Export Enforcement (“OEE”) at the Department of Commerce.  Please represent to us that you will disclose in your future filings, as appropriate, any material information related to your interaction with OEE and provide an updated status of any material development related to any OEE proceedings.

The Company hereby confirms that it will disclose in its future filings, as appropriate, any material information related to its interaction with the OEE.  Further, the Company notes that there have been no material developments related to any OEE proceedings to date.

2.               Please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, technology, or services you have provided into Syria have military uses, and describe possible military uses of which you are aware.  Please also advise us whether, to the best of your knowledge, understanding, and belief, such products, technology, or services have been put to military use by Syria, and discuss any such use of which you are aware.  Finally, if anything you have provided into Syria has military application or has been put to military use, discuss the potential impact on your reputation and share value.

The software at issue was designed specifically to facilitate communications by travel agents with the computer reservation system (“CRS”) operated by the Company’s GDS business.  To the best of the Company’s knowledge, understanding and belief, the software has no utility outside the travel industry.  In particular, the software was not designed for any military application nor is the Company aware of any such application.  Finally, the Company is not aware of any actual Syrian military application or use of this software.

* * * * *

In connection with responding to our comments, the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Security laws of the United States.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Eric J. Bock

Eric J. Bock
Executive Vice President and General Counsel